UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Commission File Number: 001-34701

CHARM COMMUNICATIONS INC.

26th Floor, Tower A, Oriental Media Center

4 Guanghua Road, Chaoyang District

Beijing 100026

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

Exhibit 99.1 – Charm Communications Inc. Announces Unaudited Fourth Quarter and Full Year 2012 Results

Exhibit 99.2 – Charm Communications Inc. Announces Cash Dividend

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHARM COMMUNICATIONS INC.

By:	/S/ HE DANG
Name:	He Dang
Title:	Chairman and Chief Executive Officer

Date: March 19, 2013

3

Exhibit 99.1

Charm Communications Inc. Announces Unaudited Fourth Quarter and Full Year 2012 Results

Full year 2012 agency business revenues up 34.9% year over year, digital revenues up 80% year over year

Full year 2012 agency business revenue extraction rate up to 6.5% from 5.4% in 2011

BEIJING, March 18, 2013 /PRNewswire-Asia-SecondCall/ — Charm Communications Inc. (NASDAQ: CHRM) (“Charm” or the “Company”), a leading advertising agency in China, today announced its unaudited financial results for the fourth quarter ended December 31, 2012.

Fourth Quarter 2012 Highlights

•	Turnover declined 20.9% year over year to $201.6 million in the fourth quarter of 2012

•	Revenues declined 41.3% year over year to $47.1 million in the fourth quarter of 2012

•	Revenues for Charm’s advertising agency business grew 6.5% year over year to $12.5 million in the fourth quarter of 2012

•	Revenues for Charm’s media investment management business declined 51.2% year over year to $32.0 million in the fourth quarter of 2012

•	Gross profit declined 54.4% year over year to $13.0 million in the fourth quarter of 2012

•	Net income declined 126.5% year over year to a net loss of $4.2 million in the fourth quarter of 2012

•

Non-GAAP net income, which excludes share-based compensation expenses, amortization of intangible assets and net change in fair value of consideration payable and call option, declined 122.0% year over year to a net loss of $3.8 million in the fourth quarter of 2012

Full Year 2012 Highlights

•	Turnover declined 5.8% year over year to $823.9 million in the full year 2012

•	Revenues declined 40.9% year over year to $165.5 million in the full year 2012

•	Revenues for Charm’s advertising agency business grew 34.9% year over year to $46.2 million in the full year 2012

•	Revenues for Charm’s media investment management business declined 52.8% year over year to $112.8 million in the full year 2012

•	Gross profit declined 42.8% year over year to $48.4 million in the full year 2012

•	Net income declined 105.2% year over year to a net loss of $2.5 million in the full year 2012

•

Non-GAAP net income, which excludes share-based compensation expenses, amortization of intangible assets and net change in fair value of consideration payable and call option, declined 99.1% year over year to a net loss of $0.5 million in the full year 2012

“2012 presented a more challenging operating environment than we encountered in previous years, particularly with respect to our principal media business, which was affected by regulatory changes in the satellite TV business as well as by soft overall demand in the marketplace,” said Mr. He Dang, Charm’s founder, chairman and chief executive officer. “At the same time, however, we made excellent progress with our agency business, which continued to outperform the market. Within that segment, our digital turnover grew 80% year over year and we expect our digital business to continue to grow rapidly as we consolidate Charm Interactive and Charm Click under the leadership of our vice president, Johnny Zhu. Although we do expect current market softness to continue in 2013, it will not hinder us in building Charm into a full-service, integrated advertising company.”

Mr. Wei Zhou, Charm’s chief financial officer, added, “We delivered on our revenue guidance due in large part to our strong agency business, and in terms of gross billings, we remain in a healthy market position. However, our media business margins did not ramp up as quickly as we had expected, primarily due to the satellite TV operating environment. Additionally, our net income was impacted by a bad debt provision. We will remain conservative with respect to our media business going forward but will continue to invest in key talent and assets to grow our overall business.”

Fourth Quarter 2012 Results

Turnover (non-GAAP)

US$ mm	4Q12	4Q11	3Q12	Y-o-Y %	Q-o-Q%
Total turnover (non-GAAP)	$201.6	$254.8	$216.5	-20.9%	-6.9%
Advertising agency	$169.6	$189.2	$182.5	-10.4%	-7.1%
Media investment management	$32.0	$65.6	$34.1	-51.2%	-6.0%
Branding and identity services	N/A	N/A	N/A	N/A	N/A

The Company uses turnover (non-GAAP), defined as total customer advertising spending placed through or with Charm, to reflect the scale of its business.

The 20.9% year-over-year decrease in total turnover was mainly due to the decrease in the media investment business, which was a result of the Company dropping several media assets at the beginning of 2012 to modify its media inventory mix and to reduce risk following regulatory changes in the satellite TV market. The 6.9% quarter-over-quarter decrease in turnover was largely attributed to seasonal factors.

The 10.4% year-over-year and 7.1% quarter-over-quarter decrease in the advertising agency business (“agency business”) turnover was mainly due to the decrease in advertising spending from existing agency clients who had reallocated portions of their advertising budgets to the third quarter because of the 2012 Summer Olympics.

The revenue extraction rate, which is defined as revenue divided by turnover, was 7.4% for the agency business, compared to 6.2% for the fourth quarter of 2011 and 7.5% for the third quarter of 2012. The year-over-year increase was mainly due to increased advertising spending on non-CCTV media platforms, such as the Internet and satellite channels, all of which exhibited higher extraction rates relative to those associated with CCTV. The slight quarter-over-quarter decrease was due to Olympics-related spending in the third quarter. The Company expects the revenue extraction rate to increase as the Company expands its full-service offerings across all media platforms under Charm Advertising and ramps up digital media offerings under Charm Interactive and Charm Click.

The 51.2% year-over-year decrease in turnover (equivalent to GAAP revenue) for the media investment management business (“principal media business”), which operates under the Shangxing Media brand, was mainly due to a slowdown in the broader economic environment and the dropping of several media assets at the beginning of 2012 following the aforementioned regulatory changes. The 6.0% quarter-over-quarter decrease in turnover in the principal media business was mainly because of weaker demand from advertisers in the fourth quarter.

Revenues

US$ mm	4Q12	4Q11	3Q12	Y-o-Y %	Q-o-Q%
Total revenues	$47.1	$80.3	$48.8	-41.3%	-3.5%
Advertising agency	$12.5	$11.7	$13.6	6.5%	-8.3%
Media investment management	$32.0	$65.6	$34.1	-51.2%	-6.0%
Branding and identity services	$2.6	$3.0	$1.1	-13.5%	129.2%

The changes in agency and principal media business revenues are consistent with the changes in turnover and the revenue extraction rate. The quarter-over-quarter increase in branding and identity services was primarily due to increased client demand for creative services in the fourth quarter of 2012, while the year-over-year decrease in branding and identity services was primarily due to an overall decrease in client demand for creative services.

Gross Profit

US$ mm	4Q12	4Q11	3Q12	Y-o-Y %	Q-o-Q%
Cost of revenues	$34.1	$51.8	$34.5	-34.1%	-1.0%
Gross profit	$13.0	$28.5	$14.4	-54.4%	-9.5%
Gross margin	27.6%	35.5%	29.4%

Charm mainly attributes the year-over-year decrease in cost of revenues to the dropping of several media assets in order to modify the Company’s media inventory mix following the aforementioned regulatory changes. The year-over-year decline in gross profit was due to a lower contribution from the principal media business. Cost of revenues was relatively flat quarter over quarter, while the Company’s gross profit decreased 9.5% quarter over quarter as a result of lower revenues from the agency and media businesses.

Operating Profit (Loss)

US$ mm	4Q12		4Q11	3Q12		Y-o-Y %	Q-o-Q%
Total operating expenses		$17.2	$13.0		$14.8	32.2%	16.0%
Selling and marketing		$11.3	$9.6		$9.4	17.0%	19.9%
General and administrative		$5.9	$3.4		$5.4	75.9%	9.2%
Operating profit (loss)	-$	3.5	$15.5	-$	0.2	-122.8%	1,738.9%

The 17.0% year-over-year increase and 19.9% quarter-over-quarter increase in selling and marketing expenses were primarily due to increased headcount, including executive hires within the Company’s agency business.

The 75.9% year-over-year increase in general and administrative expenses was mainly attributed to a bad debt provision of $2.7 million in the fourth quarter of 2012.

Net Income (Loss)

US$ mm	4Q12		4Q11	3Q12		Y-o-Y %	Q-o-Q%
Non-GAAP net income (loss)*	-$	3.8	$17.1		$0.8	-122.0%	-555.3%
Net income (loss)	-$	4.2	$15.7		$0.1	-126.5%	-4,900.0%
Basic net income (loss) per ADS (US$)	-$	0.13	$0.38	-$	0.01
Fully diluted net income (loss) per ADS (US$)	-$	0.13	$0.36	-$	0.01

*	The Company’s non-GAAP net income (loss) excludes share-based compensation expenses, amortization of intangible assets and net change in fair value of consideration payable and call option.

Each American depositary share (“ADS”) represents two common shares. The weighted average number of shares used to compute basic net loss per ADS for the fourth quarter of 2012 was 38,269,369. As of December 31, 2012, 38,334,787 ADSs were issued and outstanding.

Cash Flows and Cash Position

Net cash flow from operations for the fourth quarter of 2012 was negative $1.1 million. As of December 31, 2012, the Company had cash and cash equivalents of $116.6 million, compared to $117.9 million at the end of the third quarter of 2012.

Customers

In the fourth quarter of 2012, Charm’s agency business had 174 advertisers, compared to 167 advertisers in the third quarter of 2012 and 148 advertisers in the fourth quarter of 2011.

In the fourth quarter of 2012, Charm’s principal media business had 203 advertisers, compared to 231 advertisers in the third quarter of 2012 and 297 advertisers in the fourth quarter of 2011.

Employee Headcount

As of December 31, 2012, the Company had 813 employees, compared to 842 employees as of September 30, 2012.

Full Year 2012 Results

Turnover

US$ mm	FY12	FY11	Y-o-Y %
Total turnover (non-GAAP)	$823.9	$874.5	-5.8%
Advertising agency	$711.1	$635.7	11.9%
Media investment management	$112.8	$238.8	-52.8%
Branding and identity services	NA	NA	NA

Revenues

US$ mm	FY12	FY11	Y-o-Y %
Total revenues	$165.5	$280.1	-40.9%
Advertising agency	$46.2	$34.3	34.9%
Media investment management	$112.8	$238.8	-52.8%
Branding and identity services	$6.5	$7.0	-7.7%

Gross Profit

US$ mm	FY12	FY11	Y-o-Y %
Cost of revenues	$117.1	$195.6	-40.1%
Gross profit	$48.4	$84.5	-42.8%
Gross margin	29.2%	30.2%

Operating Profit (Loss)

US$ mm	FY12		FY11	Y-o-Y %
Total operating expenses		$52.3	$36.8	41.9%
Selling and marketing		$36.0	$27.1	32.8%
General and administrative		$16.2	$9.7	67.3%
Operating profit (loss)	-$	3.2	$47.7	-106.8%

Net Income (Loss)

US$ mm	FY12		FY11	Y-o-Y %
Non-GAAP Net income*		$0.5	$51.7	-99.1%
Net income (loss)	-$	2.5	$48.0	-105.2%
Basic net income (loss) per ADS (US$)	-$	0.12	$1.18
Fully diluted net income (loss) per ADS (US$)	-$	0.12	$1.12

*	The Company’s non-GAAP net income (loss) excludes share-based compensation expenses, amortization of intangible assets and net change in fair value of consideration payable and call option.

Each ADS represents two common shares. The weighted average number of shares used to compute basic net loss per ADS for the full year 2012 was 38,749,125.

Recent Business Developments

In February 2013, Mr. Johnny Honggang Zhu, the general manager of Charm Click, was promoted to vice president of Charm to lead Charm Click and assume a new role as head of Charm Interactive’s business in northern China.

In the fourth quarter of 2012, Charm Advertising won the TV business for Brilliance Auto, a large-scale automotive manufacturer in China, and Jian Nan Chun, a leading maker of traditional Chinese wines.

In the fourth quarter of 2012, Charm Advertising again secured the number one position in terms of successful bidding volume at the annual CCTV prime-time auction, which was held on November 18, 2012. The total value of auctioned and pre-sold advertising resources for CCTV hit an all time high of RMB15.88 billion, an increase of 11.4% compared to the previous year. Charm has held the position of top bidder for ten straight years.

Business Outlook

US$ mm	1Q13E
Non-GAAP net loss*	-$	1.25 to -$0.75

*	The Company’s non-GAAP net income (loss) excludes share-based compensation expenses, amortization of intangible assets and net change in fair value of consideration payable and call option.

The Company bases these estimates on a foreign exchange rate of RMB6.30 to US$1.00. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Non-GAAP Financial Measures:

To supplement the unaudited condensed consolidated financial information presented in accordance with Accounting Principles Generally Accepted in the United States (“GAAP”), the Company also provides the following non-GAAP financial measures: “turnover,” which is defined as total customer advertising spending placed through or with Charm, and “non-GAAP net income (loss),” which is defined as GAAP net income (loss) excluding stock-based compensation expenses, amortization of intangible assets and net change in fair value of consideration payable and call option.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of the Company’s current and past financial performance in ongoing core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. Management uses both GAAP and non-GAAP information in evaluating and operating the Company’s business internally and therefore deems it important to provide all of this information to investors.

Cautions on Use of Non-GAAP Measures

In addition to Charm’s consolidated financial results prepared under U.S. GAAP, the Company also provides non-GAAP financial measures, including “turnover” and “non-GAAP net income (loss).” The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, management recognizes that:

•	these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s GAAP financial measures;

•	these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s GAAP financial measures;

•	these non-GAAP financial measures should not be considered to be superior to the Company’s GAAP financial measures; and

•

these non-GAAP financial measures were not prepared in accordance with GAAP and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principles.

Further, these non-GAAP financial measures may be unique to the Company, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

A reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure or measures appears at the end of this press release.

Conference Call

Charm’s management team will hold an earnings conference call at 8 a.m. U.S. Eastern Time (8 p.m. Beijing/Hong Kong Time) on Tuesday, March 19, 2013.

Dial-in details for the conference call are as follows:

U.S.:	+1-718-354-1231
International:	+65-6723-9381
United Kingdom:	+44-20-3059-8139
Hong Kong:	+852-2475-0994
Passcode:	22022244

A replay of the call will be available from 11 a.m. March 19, 2013 until March 26, 2013 U.S. Eastern Time. Dial-in details for the replay are as follows:

International:	+61-2-8199-0299
Passcode:	22022244

Additionally, an archived webcast of this call will be available on the Investor Relations section of the Charm web site at http:/ir.charmgroup.cn.

About Charm

Charm Communications Inc. (NASDAQ: CHRM) is a leading advertising agency group in China that offers integrated advertising services with particular focus on television and the internet. Charm’s integrated advertising services include full media planning and buying, as well as creative and branding services. Charm has built a full service digital advertising platform, which offers digital campaign capabilities across all key digital media, including search engines, display portals, online video sites and social networking services. Charm also secures advertising inventory and other advertising rights, such as sponsorships and branded content, from premium media networks and resells to clients as part of its integrated media offerings. Charm’s clients include China’s top domestic brands, as well as some major international brands, across a wide range of industries. Since 2003 Charm has been the top agency every year for China’s leading television network, China Central Television (CCTV). For more information, please go to http://ir.charmgroup.cn.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in Charm’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For investor and media inquiries, please contact:

In China:

Ms. Jenny Wang

IR Department

Charm Communications Inc.

Phone: +86-10-8556-2527

Email: ir@charmgroup.cn

In the United States:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1-646-460-9989

Email: chrm@ogilvy.com

Charm Communications Inc.

Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars)

	December 31, 2012	September 30, 2012	November 31, 2012
ASSETS
Current Assets
Cash and cash equivalents	116,589	117,901	139,406
Notes receivable	6,993	13,084	28,880
Prepaid expenses	93,838	68,002	106,393
Deposits	24,723	24,085	25,730
Accounts receivable	89,964	115,314	103,920
Amount due from related parties	1,938	3,000	3,494
Deferred tax assets	191	125	125
Other current assets	4,021	4,838	2,139

Total current assets	338,257	346,349	410,087

Fixed assets, net	7,638	7,100	4,344
Intangible assets, net	2,375	2,616	3,397
Investments under equity method	2,133	1,491	1,445
Goodwill	4,379	4,341	4,335
Other investments	803
Other non-current assets	3,045	1,721	1,009

Total non-current assets	20,373	17,269	14,530

TOTAL ASSETS	358,630	363,618	424,617

LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND EQUITY
Current Liabilities
Accounts payable (of which 53, 648 and 687, as of December 31, 2012, September 30, 2012 and December 31,2011 of the consolidated VIE without recourse to the Company, respectively)	38,855	46,061	63,141
Amounts due to related parties (of which 313, 310 and nil as of December 31, 2012, September 30, 2012 and December 31,2011 of the consolidated VIE without recourse to the Company, respectively)	13,310	14,356	4,460
Advances from customers (of which 1,408, 1,666 and 12,028 as of December 31, 2012, September 30, 2012 and December 31,2011 of the consolidated VIE without recourse to the Company, respectively)	56,343	53,833	85,720
Accrued expenses and other current liabilities (of which 3,246, 3,473 and 4,411 as of December 31, 2012, September 30, 2012 and December 31,2011 of the consolidated VIE without recourse to the Company, respectively)	18,912	14,548	22,876
Consideration payable (of which nil as of December 31, 2012, September 30, 2012 and December 31,2011 of the consolidated VIE without recourse to the Company, respectively)	2,507	2,817	2,813

Total current liabilities	129,927	131,615	179,010

Consideration payable (of which nil as of December 31, 2012, September 30, 2012 and December 31, 2011 of the consolidated VIE without recourse to the Company, respectively)	1,327	2,479	2,476

Total non-current liabilities	1,327	2,479	2,476

Total liabilities	131,254	134,094	181,486

Redeemable noncontrolling interest	5,434	5,137	4,723

Equity:
Charm Communications Inc.’s equity
Ordinary shares	8	8	8
Additional paid-in capital	100,850	100,782	116,637
Retained earnings	101,225	106,285	105,930
Accumulated other comprehensive income	15,652	13,695	13,384

Total Charm Communications Inc. shareholders’ equity	217,735	220,770	235,959

Noncontrolling interest	4,207	3,617	2,449

Total equity	221,942	224,387	238,408

TOTAL LIABILITIES, REDEEMABLE NONCONTROLLING
INTEREST AND EQUITY	358,630	363,618	424,617

Charm Communications Inc.

Condensed Consolidated Statements of Operations

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

	For the three months ended,
	December 31, 2012	December 31, 2011	September 30, 2012
	(Unaudited)	(Unaudited)	(Unaudited)

Revenues:
Media investment management	32,042	65,618	34,073
Advertising agency	12,512	11,745	13,646
Branding and identity services	2,578	2,979	1,125

Total revenues	47,132	80,342	48,844

Cost of revenues:
Media investment management	31,159	48,861	32,301
Advertising agency	1,337	1,207	1,371
Branding and identity services	1,624	1,739	796

Total cost of revenues:	34,120	51,807	34,468

Gross profit	13,012	28,535	14,376

Operating expenses:
Selling and marketing expenses	11,286	9,643	9,413
General and administrative expenses	5,891	3,350	5,393
Total operating expenses	17,177	12,993	14,806

Gain (Loss) from equity method investees	307	(5)	237
Net change in fair value of consideration payable and call option	309	—	—

Operating profit (loss)	(3,549)	15,537	(193)

Interest income	568	663	472

Income before income tax expense	(2,981)	16,200	279
Income tax expense	1,195	465	192

Net income (loss)	(4,176)	15,735	87

Net income attributable to noncontrolling interest	884	944	597
Net income (loss) attributable to Charm Communications Inc.	(5,060)	14,791	(510)

Net income (loss) attributable to Charm Communications Inc. shareholders per ADS:
Basic	(0.13)	0.38	(0.01)
Diluted	(0.13)	0.36	(0.01)
Shares used in computation of net income (loss) per ADS:
Basic	38,269,369	39,075,906	38,765,702
Diluted	38,269,369	40,976,069	38,765,702

Notes:
Share-based compensation expenses during the period included in:
Cost of revenues	—	1	—
Selling and marketing expenses	318	571	323
General and administrative expenses	150	303	156

Total	468	875	479

	For the three months ended,
	December 31, 2012	December 31, 2011	September 30, 2012
	(Unaudited)	(Unaudited)	(Unaudited)

Net income (loss)	(4,176)	15,735	87
Other comprehensive income (loss):
Change in cumulative foreign exchange translation adjustment	1,957	2,938	2,404

Comprehensive income (loss)	(2,219)	18,673	2,491

Less: Comprehensive income attributable to non-controlling interest	(590)	(754)	(688)
Less: Comprehensive income attributable to redeemable non-controlling interest	(297)	(190)	(146)

Comprehensive income (loss) attributable to Charm Communications Inc.	(3,106)	17,729	1,657

Charm Communications Inc.

Condensed Consolidated Statements of Operations

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

	For the twelve months ended,
	December 31, 2012 (Unaudited)	December 31, 2011 (Audited)

Revenues:
Media investment management	112,786	238,837
Advertising agency	46,234	34,285
Branding and identity services	6,478	7,016

Total revenues	165,498	280,138

Cost of revenues:
Media investment management	107,976	187,878
Advertising agency	4,864	3,737
Branding and identity services	4,303	4,015

Total cost of revenues:	117,143	195,630

Gross profit	48,355	84,508

Operating expenses:
Selling and marketing expenses	36,026	27,119
General and administrative expenses	16,234	9,704
Total operating expenses	52,260	36,823

Gain (Loss) from equity method investees	350	2
Net change in fair value of consideration payable and call option	309

Operating profit (loss)	(3,246)	47,687

Interest income	2,255	2,497
Other expense	13	—

Income (loss) before income tax expense	(1,004)	50,184
Income tax expense	1,472	2,158

Net income (loss)	(2,476)	48,026

Net income attributable to noncontrolling interest	2,229	1,879
Net income (loss) attributable to Charm Communications Inc.	(4,705)	46,147

Net income (loss) attributable to Charm Communications Inc. shareholders per ADS:
Basic	(0.12)	1.18
Diluted	(0.12)	1.12
Shares used in computation of net income (loss) per ADS:
Basic	38,749,125	39,133,419
Diluted	38,749,125	41,056,882
Notes:
(1) Share-based compensation expenses during the period included in:

Cost of revenues	1	4
Selling and marketing expenses	1,506	1,979
General and administrative expenses	707	1,086

Total	2,214	3,069

	For the twelve months ended,
	December 31, 2012 (Unaudited)	December 31, 2011 (Audited)

Net income (loss)	(2,476)	48,026
Other comprehensive income (loss):
Change in cumulative foreign exchange translation adjustment	2,268	9,065

Comprehensive income (loss)	(208)	57,091

Less: Comprehensive income attributable to non-controlling interest	(1,758)	(1,572)
Less: Comprehensive income attributable to redeemable non-controlling interest	(711)	(4,723)

Comprehensive income (loss) attributable to Charm Communications Inc.	(2,677)	50,796

Reconciliation from Net income (loss) to Non-GAAP net income (loss):

(Amounts in thousands of U.S. dollars)

	For the three months ended,
	December 31, 2012	December 31, 2011	September 30, 2012

Net income (loss)	(4,176)	15,735	87

Add back share-based compensation expenses during the related periods	468	875	479

Add back amortization on intangible assets	261	443	259

Deduct net change in fair value of consideration payable and call option	(309)

Non-GAAP net income (loss)	(3,756)	17,053	825

	For the twelve months ended,
	December 31, 2012	December 31, 2011

Net income (loss)	(2,476)	48,026

Add back share-based compensation expenses during the related periods	2,214	3,069

Add back amortization on intangible assets	1,041	650

Deduct net change in fair value of consideration payable and call option	(309)

Non-GAAP net income	470	51,745

Reconciliation from Turnover (non-GAAP) to USGAAP Revenues:

(Amounts in thousands of U.S. dollars)

	For the three months ended,
	December 31, 2012	December 31, 2011	September 30, 2012
Turnover (non-GAAP):
Media investment management	32,042	65,618	34,073
Advertising agency	169,570	189,178	182,457
Branding and identity services	N/A	N/A	N/A

Total turnover	201,612	254,796	216,530

Extracted rate:
Media investment management	100.0%	100.0%	100.0%
Advertising agency	7.4%	6.2%	7.5%
Branding and identity services	N/A	N/A	N/A

USGAAP Revenue:
Media investment management	32,042	65,618	34,073
Advertising agency	12,512	11,745	13,646
Branding and identity services	2,578	2,979	1,125

Total revenue	47,132	80,342	48,844

	For the twelve months ended,
	December 31, 2012	December 31, 2011

Turnover (non-GAAP):
Media investment management	112,786	238,837
Advertising agency	711,093	635,654
Branding and identity services	N/A	N/A

Total turnover	823,879	874,491

Extracted rate:
Media investment management	100.0%	100.0%
Advertising agency	6.5%	5.4%
Branding and identity services	N/A	N/A

USGAAP Revenue:
Media investment management	112,786	238,837
Advertising agency	46,234	34,285
Branding and identity services	6,478	7,016

Total revenue	165,498	280,138

Exhibit 99.2

Charm Communications Inc. Announces Cash Dividend

BEIJING, March 19, 2013 — Charm Communications Inc. (NASDAQ: CHRM) (“Charm” or the “Company”), a leading advertising agency in China, announced today that it will pay a cash dividend of US$0.25 per ordinary share, which is equivalent to US$0.50 per American depositary share (“ADS”). Each ADS represents two ordinary shares. The Company will pay the dividend on May 15, 2013 to shareholders of record and ADS holders of record as of the close of business on April 1, 2013.

“We are committed to delivering value to our shareholders, especially those who have stayed with us despite the challenging market conditions in 2012,” said Mr. He Dang, Charm’s founder, chairman and chief executive officer. “We are confident in the long-term success of our business, and our board deemed it possible to continue our dividend program given our cash balance, operating performance, potential market risks and long-term capital requirements related to investments and acquisitions.”

About Charm

Charm Communications Inc. (NASDAQ: CHRM) is a leading advertising agency group in China that offers integrated advertising services with particular focus on television and the internet. Charm’s integrated advertising services include full media planning and buying, as well as creative and branding services. Charm has built a full service digital advertising platform, which offers digital campaign capabilities across all key digital media, including search engines, display portals, online video sites and social networking services. Charm also secures advertising inventory and other advertising rights, such as sponsorships and branded content, from premium media networks and resells to clients as part of its integrated media offerings. Charm’s clients include China’s top domestic brands, as well as some major international brands, across a wide range of industries. Since 2003 Charm has been the top agency every year for China’s leading television network, China Central Television (“CCTV”). For more information, please go to http://ir.charmgroup.cn.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in Charm’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For investor and media inquiries, please contact:

In China:

Ms. Jenny Wang

IR Department

Charm Communications Inc.

Phone: +86-10-8556-2527

Email: ir@charmgroup.cn

In the United States:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1-646-460-9989

Email: chrm@ogilvy.com